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      SEC FILE NUMBER
         2-85602-D
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       CUSIP NUMBER
        595416-10-8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                  For Period Ended: December 31, 2002
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Mid-Power Service Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

3753 Howard Hughes Parkway, Suite 200
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Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89109
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant filed a petition on January 24, 2003, seeking protection from its creditors under Chapter 11 of the Bankruptcy Code and has been required to concentrate the efforts of its retained staff on meeting Bankruptcy Court filing requirements. In addition, the Registrant intends to seek relief from the requirement to file periodic reports on Forms 10-QSB and 10-KSB while the Chapter 11 reorganization proceedings are pending.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           James R. Kruse                    801                 531-7090
         -----------------------------------------------------------------------
               (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [X] Yes                         [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes                         [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  We expect that our loss from operations will be approximately $1.5 million for the quarter ended December 31, 2002, as compared with a loss from operations of approximately $850,000 for the quarter ended December 31, 2001, in large part due to substantially increased expenses resulting from our acquisition of the Clear Creek Unit.

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                          Mid-Power Service Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 2003                         By /s/ James W. Scott
                                                    ----------------------------
                                                    James W. Scott, President